

October 27, 2010

Mr. Richard G. Hunter
Chief Executive Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, FL 33860

   Re: **Food Technology Service, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 30, 2010
       Form 10-Q for the Quarterly Period Ended June 30, 2010
       Filed August 16, 2010
       File No. 000-19047

Dear Mr. Hunter:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,
          /s/ Andrew Mew
          Accounting Branch Chief